UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 1, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF DIRECTOR

Johannesburg, Thursday, 1 February 2018. The Board of Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce the appointment of Max Vuyisile Sisulu as independent non-executive director of the Company, effective 31 January 2018.

Max is a qualified economist having served in several positions within private and government sectors and holds numerous non-executive directorships in various private sector companies. He holds a master’s degree in political science from Harvard University and a Master’s degree in political economy from Plekhanov University in Moscow, Russia. Max also did a one-year research fellowship with the University of Amsterdam in Holland on the electronics sector of the manufacturing industry in the South African economy.

He is currently a visiting research fellow with the Wits school of Governance, University of the Witwatersrand.

Harmony’s chairman, Patrice Motsepe said, “Max previously served on the Harmony board before becoming the Speaker of Parliament. We are pleased to welcome Max back to the Board of Harmony. He will make significant contributions to the development and growth of Harmony”.

ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498

Johannesburg, South Africa
1 February 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 1, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director